
September 28, 2022

Eric Lehner
Chief Executive Officer
Winning Brands Corp
92 Caplan Avenue, Suite 134
Barrie, Ontario L4N 9J2
Canada

> **Re: Winning Brands Corp**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed September 23, 2022**
> **File No. 024-11935**

Dear Mr. Lehner:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 5, 2022 letter.

Amendment No. 1 to Offering Statement on Form 1A filed September 23, 2022

Year ended December 31, 2021 compared to Year ended December 31, 2020, page 32

1. We note your response to our prior comment 4 and reissue. Your disclosure on page 32 states that for the years ended December 31, 2021 and 2020, the Company had revenues of $407,234 and $194,618, respectively, and that your cost of goods sold for FY 2020 was $194,618. On page F-3, however, you report revenues of $407,234 and $257,830 for FY2021 and FY 2020, respectively with costs of goods sold of $63,212 for FY2020. Please revise this disclosure so it is consistent.

       Please contact Jordan Nimitz at 202-551-5831 or Joe McCann at 202-551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeff Turner, Esq.